Innofone.com, Incorporated
1431 Ocean Avenue, Suite 1100
Santa Monica, CA 90401

March 22, 2007

FILED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C., 20549

Re:	Innofone.com Incorporated
Request to Withdraw Registration Statement
Registration No. 333-135855

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Innofone.com, Incorporated (the “Company”) hereby requests the withdrawal of its registration statement on Form SB-2, initially filed on July 19, 2006 (Registration No. 333-135855), and amended on August 28, 2006, October 24, 2006 and December 8, 2006 (the “Registration Statement”). No securities were sold under the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c).

Please contact Edgar D. Park at Richardson & Patel LLP at (310) 208-1182, if you have any questions.

Very truly yours,

INNOFONE.COM, INCORPORATED

/s/ Alex Lightman
Alex Lightman
Chief Executive Officer and President